Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270272-01

September 15, 2025

Medtronic, Inc.

Pricing Term Sheet

September 15, 2025

Issuer:	Medtronic, Inc.

Guarantors:	Medtronic plc and Medtronic Global Holdings S.C.A.

Trade Date:	September 15, 2025

Settlement Date*:	T+10; September 29, 2025

Denominations:	€100,000 x €1,000

Listing:	Issuer intends to apply to list the securities offered hereby on the New York Stock Exchange

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Bank PLC
Citigroup Global Markets Limited

Co-Managers:	Academy Securities, Inc.
Independence Point Securities LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

Principal Amount:	€750,000,000	€750,000,000

Title:	2.950% Senior Notes due 2030	4.200% Senior Notes due 2045

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	October 15, 2030	October 15, 2045

Coupon:	2.950%	4.200%

Price to Public:	99.974%	99.897%

Yield to Maturity:	2.956%	4.208%

Reference to Mid-Swaps Rate (Interpolated):	2.356%	2.908%

Spread to Mid-Swaps:	60 bps	130 bps

Spread to Benchmark Bund:	71.6 bps	105.8 bps

Benchmark Bund:	DBR 0.000% due August 15, 2030	DBR 2.500% due July 4, 2044

Benchmark Bund Price and Yield:	89.695% / 2.240%	90.880% / 3.150%

Interest Payment Dates:	Annually on October 15 of each year, beginning on October 15, 2025	Annually on October 15 of each year, beginning on October 15, 2025

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	The Issuer may redeem the 2030 Notes in whole or in part, at any time prior to September 15, 2030 (one month prior to their maturity date) at a redemption price equal to the greater of:	The Issuer may redeem the 2045 Notes in whole or in part, at any time prior to April 15, 2045 (six months prior to their maturity date) at a redemption price equal to the greater of:

	(i) 100% of the principal amount of the 2030 Notes being redeemed; and	(i) 100% of the principal amount of the 2045 Notes being redeemed; and

	(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2030 Notes matured on September 15, 2030), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.	(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2045 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2045 Notes matured on April 15, 2045), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

	In addition, at any time on or after September 15, 2030 (one month prior to their maturity date), the Issuer may at its option redeem the 2030 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 15, 2045 (six months prior to their maturity date), the Issuer may at its option redeem the 2045 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2045 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

CUSIP:	585055 BZ8	585055 CA2

ISIN:	XS3185369371	XS3185369454

Common Code:	318536937	318536945

*

The Issuer expects to deliver the securities offered hereby against payment for such securities on September 29, 2025, the tenth business day following the date of this pricing term sheet (“T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the first business day preceding the settlement date will be required, by virtue of the fact that the securities initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the guarantors have filed with the SEC for more complete information about the Issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch toll-free at +1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at +1-866-471-2526.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic, Inc. on September 15, 2025 relating to its prospectus dated March 3, 2023.

Relevant stabilization regulations including FCA/ICMA apply.

UK MiFIR and MiFID II professionals/ECPs-only / No UK or EEA PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as the securities offered hereby are not available to retail investors in the EEA or the UK.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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